NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andrew M. Tucker T: 202.689.2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

January 17, 2025

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Liz Packebusch Mr. Daniel Morris

RE:	Crown LNG Holdings Ltd Amendment No. 1 to Registration Statement on Form F-1 Filed December 20, 2024 File No. 333-282396

On behalf of Crown LNG Holdings Ltd (the “Company”), we are hereby responding to the letter dated January 7, 2025, (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), regarding the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed December 20, 2024 (the “Registration Statement”). In response to the Comment Letter, and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the SEC today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA

NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA

Securities and Exchange Commission

January 17, 2025

Amendment No. 1 to Registration Statement on Form F-1 filed December 20, 2024

Crown’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 105

1.

We note your response to prior comment 7 and reissue it in part. Please revise your discussion here to highlight the fact that the Selling Securityholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The MD&A has been revised on page 112 to highlight the fact that the Selling Securityholders and the Arena Selling Securityholders will be able to sell all of their shares for so long as the registration statement is available for use.

2.

We note your response to prior comment 13 and that you continue to seek to register the issuance of your common stock upon the exercise of outstanding, privately placed warrants. We reissue the comment. Please provide your analysis as to why you believe you are eligible to register the issuance of the underlying common stock to private placement purchasers as these shares appear to have been offered privately. Alternatively, please revise to clarify, if true, that any issuance of your common stock upon the exercise of outstanding, privately placed warrants would be exclusively to third parties which did not purchase the privately placed warrants from you in prior private placements. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 134.02.

Response: The Company respectfully advises the Staff that it has revised disclosures on the cover page and pages 1, 16, 166, and 169 to clarify that any issuance of our ordinary shares upon the exercise of outstanding, privately placed warrants would be exclusively to third parties which did not purchase the privately placed warrants.

3.	We note you are registering up to 30,000,000 of your Ordinary Shares that are issuable to certain investors pursuant to an Equity Line of Credit (ELOC) with Arena. Please revise to:

•	Name Arena as an underwriter;

•	Clarify that the parties have executed a binding agreement for the equity line financing;

•	Describe the material terms of the agreement, including the material conditions under which you may access the funds available under it, and

•	File the agreement as an exhibit to the registration statement.

Your disclosure should include:

•	All material terms of the equity line agreement, including:

•	The maximum principal amount available under the agreement;

•	The term of the agreement, and

•	The full discounted price (or formula for determining it) at which the investor will receive the shares.

•	The material risks of an investment in your company and in the offering, including:

•	the dilutive effect of the formula or pricing mechanism on your share price;

•	the possibility that you may not have access to the full amount available to you under the equity line; and

•	whether Arena can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect your share price.

•	The material market activities of Arena, including:

•

any short selling of your securities or other hedging activities that Arena may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and

•	how Arena intends to distribute the securities it owns or will acquire.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA

NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA

•	How the provisions of Regulation M may prohibit Arena and other distribution participants that are participating in the distribution of your securities from:

•	engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and

•	purchasing shares in the open market while the equity line is in effect.

Response: The Amended Registration Statement has been revised to name Arena as an underwriter. The Company has added a section in the Risk Factors, beginning on page 33 related to the Arena Transaction. The Company has also added a section, beginning on page 55 to describe the Arena transaction. Moreover, the Amended Registration Statement’s Plan of Distribution section has been revised to include Arena as an underwriter and to explain how the provisions of Regulation M may prohibits Arena and other Selling Securityholders from engaging in market making activities and purchasing shares in the open market.

* * * * *

Given the Company’s time constraints to complete the registration of the securities in the Amended Registration Statement, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Registration Statement. Please contact me with any questions or follow up requests. I can be reached at 202-689-2987 or andy.tucker@nelsonmullins.com. Thank you very much for your assistance.

Very truly yours,

Andrew M. Tucker

AMT

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA

NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA